UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES ACT OF 1934
WIDERTHAN CO., LTD.
(Name of Subject Company (Issuer))
REALNETWORKS, INC.
RN INTERNATIONAL HOLDINGS B.V.
(Names of Filing Persons (Offerors))

(1) Common Shares, par value KRW 500 per share
(2) American Depositary Shares, as evidenced by American Depositary Receipts, each representing one Common Share
(Title of Class of Securities)
The Common Shares, which are not traded on U.S. markets, have not been assigned a CUSIP number.
The CUSIP number for the related American Depositary Shares is 967593104.
(CUSIP Number of Class of Securities)
Robert Kimball, Senior Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary
RealNetworks, Inc.
2601 Elliott Avenue, #1000
Seattle, Washington 98121
(206) 674-2700
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of all Communications should be sent to:
Patrick J. Schultheis, Esq.
Michael S. Ringler, Esq.
Wilson Sonsini Goodrich & Rosati Professional Corporation
701 Fifth Avenue, Suite 5100
Seattle, WA 98104-7036
(206) 883-2500

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$337,713,033(1)	$36,135(2)

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $17.05 per WiderThan Common Share and per WiderThan American Depositary Share.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

      This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements hereto, collectively constitute this “Schedule TO”) is filed by (i) RN International Holdings B.V., a private company with limited liability organized under the laws of the Netherlands (the “Offeror”) and an indirect wholly-owned subsidiary of RealNetworks, Inc., a Washington corporation (the “Parent”) and (ii) the Parent. This Schedule TO relates to the offer by the Offeror to purchase all outstanding common shares, par value KRW500 per share (the “Common Shares”) and all outstanding American Depositary Shares, each representing one Common Share and evidenced by an American Depositary Receipt issued by JP Morgan Chase Bank, N.A. (the “ADSs”) of WiderThan Co., Ltd, a company with limited liability organized under the laws of the Republic of Korea (the “Company”), at a purchase price of $17.05 per Common Share and per ADS (or any higher price per Common Share and per ADS that is paid in the tender offer the “Offer Price”), net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 29, 2006 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Following the expiration of the Offer (as the same may be extended pursuant to Article I of the Combination Agreement), the portion of the Offer consideration to be paid in exchange for ADSs will be delivered to Mellon Investor Services LLC (the “ADS Depositary”) and the portion of the Offer consideration to be paid in exchange for Common Shares will be delivered to Samsung Securities Co., Ltd. (the “Common Share Depositary”). Holders of ADSs will receive the Offer Price in U.S. dollars, net to the seller in cash without interest thereon, less any required withholding taxes. Holders of Common Shares will receive the Korean Won equivalent of the Offer Price, calculated by converting the Offer Price into Korean Won using the conversion rate available to the Offeror on the business day on which the Offer consideration is transferred to the Common Share Depositary, net to the seller in cash without interest thereon, less any required withholding taxes.

Item 1.	Summary Term Sheet.
      The information set forth in the “Summary Term Sheet” and the “Questions and Answers” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.
      (a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is WiderThan Co., Ltd (the “Company”). The Company operates as a company with limited liability organized under laws of the Republic of Korea. The Company was incorporated on June 16, 2000. The address and telephone number of the Company’s registered office and principal place of business is: 17F, K1 REIT Building, 463 Chungjeong-ro-3-ga, Seodaemun-gu, Seoul 120-709, Korea, telephone number: 822-2014-5114/5115. The Company’s authorized representative in the United States is its wholly owned subsidiary, WiderThan Americas, Inc., 519 Eighth Ave. 2nd Floor, New York, New York 10018, telephone number: 1 (212) 391-6668.
      (b) This Schedule TO relates to the outstanding Common Shares and ADSs of the Company. According to the Company, as of September 12, 2006 there were 19,807,216 Common Shares (including Common Shares underlying outstanding ADSs). As of September 8, 2006 there were 11,667,019 ADSs outstanding, each representing one Common Share. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.
      (c) The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of ADSs; Dividends on the Common Shares and ADSs” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.
      This Schedule TO is filed by the Offeror and the Parent. The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning the Offeror and the Parent” and Annex I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.
      The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
      The information set forth in “Questions and Answers,” “Introduction” and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning the Offeror and the Parent,” “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed in this Item 5 between any of the Parent, the Offeror, or any of their respective affiliates or subsidiaries or any of those persons listed on Annex I to the Offer to Purchase, on the one hand, and the Company or any of its affiliates, on the other hand, concerning any merger, consolidation or acquisition, the tender offer or other acquisition of securities of the Company, an election of directors of the Company or sale or transfer of a material amount of assets of the Company.

Item 6.	Purposes of the Transaction and Plans or Proposals.
      The information set forth in the “Questions and Answers,” “Introduction” and Sections 6, 7, 12 and 13 of the Offer to Purchase entitled “Price Range of ADSs; Dividends on the Common Shares and ADSs,” “Effect of Offer on Listing, Market for Common Shares and ADSs; Deposit Agreement and SEC Registration,” “Purpose of the Offer; Plans for the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.
      The information set forth in Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.
      The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning the Offeror and the Parent” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.
      The information set forth in the “Introduction” and Sections 11, 12 and 18 of the Offer to Purchase entitled “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “Fees and Expenses,” respectively, is incorporated herein by reference.

Item 10.	Financial Statements.
      Not applicable.

Item 11.	Additional Information.
      (a)(1) The information set forth in Annex I and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning the Offeror and the Parent,” “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference.
      (a)(2), (3) The information set forth in Sections 12, 15 and 16 of the Offer to Purchase entitled “Purpose of the Offer; Plans for the Company,” “Conditions to the Offeror’s Obligations” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.
      (a)(4) The information set forth in Sections 7, 10 and 16 of the Offer to Purchase entitled “Effect of Offer on Listing, Market for Common Shares and ADSs; Deposit Agreement and SEC Registration,” “Source and Amount of Funds” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.

      (a)(5) None.
      (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated September 29, 2006.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Instructions for Completing Form W-8BEN.*

(a)(1)(viii)	Summary Advertisement as published on September 29, 2006 in The Wall Street Journal.

(a)(5)	Joint Press Release issued by the Parent and the Company on September 12, 2006.(1)

(b)	None.

(d)(1)	Combination Agreement, dated as of September 12, 2006, by and among the Parent, the Offeror and the Company.(2)

(d)(2)	Form of Stockholder Tender and Voting Agreement entered into between the Parent and each of Excelsior VI-A C.V., Excelsior VI-B C.V., Excelsior VI, L.P., GAP Coinvestment Partners II, L.P., General Atlantic Partners 64, L.P., i-Hatch Advisors, L.P., i-Hatch Ventures, L.P., i-Hatch WTC Holdings, LLC, Nokia Venture Partners II, L.P., NVP II Affiliates Fund, L.P., Patricof Private Investment Club III, L.P., SAIF Capital Limited and SK Telecom Co., Ltd. on September 12, 2006.(3)

(g)	None.

(h)	None.

*	Included in mailing to security holders.

(1)	Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by RealNetworks, Inc. on September 12, 2006.

(2)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by RealNetworks, Inc. on September 14, 2006.

(3)	Incorporated by reference to Exhibit 2 to the Schedule 13D filed by RealNetworks, Inc. on September 22, 2006.

Item 13.	Information Required by Schedule 13 E-3.
      Not applicable.
      After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

RN INTERNATIONAL HOLDINGS B.V.

By:	/s/ Michael R. Eggers

Name: Michael R. Eggers

REALNETWORKS, INC.

By:	/s/ Robert Glaser

Name: Robert Glaser
Dated: September 29, 2006

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated September 29, 2006.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Instructions for Completing Form W-8BEN.*

(a)(1)(viii)	Summary Advertisement as published on September 29, 2006 in The Wall Street Journal.

(a)(5)	Joint Press Release issued by the Parent and the Company on September 12, 2006.(1)

(b)	None.

(d)(1)	Combination Agreement, dated as of September 12, 2006, by and among the Parent, the Offeror and the Company.(2)

(d)(2)	Form of Stockholder Tender and Voting Agreement entered into between the Parent and each of Excelsior VI-A C.V., Excelsior VI-B C.V., Excelsior VI, L.P., GAP Coinvestment Partners II, L.P., General Atlantic Partners 64, L.P., i-Hatch Advisors, L.P., i-Hatch Ventures, L.P., i-Hatch WTC Holdings, LLC, Nokia Venture Partners II, L.P., NVP II Affiliates Fund, L.P., Patricof Private Investment Club III, L.P., SAIF Capital Limited and SK Telecom Co., Ltd. on September 12, 2006.(3)

(g)	None.

(h)	None.

*	Included in mailing to security holders.

(1)	Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by RealNetworks, Inc. on September 12, 2006.

(2)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by RealNetworks, Inc. on September 14, 2006.

(3)	Incorporated by reference to Exhibit 2 to the Schedule 13D filed by RealNetworks, Inc. on September 22, 2006.